EXHIBIT 3

NEWS RELEASE
INTEROIL ANNOUNCES FINANCIAL RESULTS
FOR THE SECOND QUARTER 2005
     AUGUST 15, 2005 – TORONTO, CANADA – InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea reported its financial results for the second quarter ended June 30, 2005. The company reported operating revenue of US$125 million for the quarter compared to US$13 million for the same quarter in 2004. Net losses on a combined basis totalled US$19.9 million (or US$0.69 per share), which includes $9.1 million in exploration and drilling expenses, compared to a loss of US$3 million (or US$0.10 per share) for the same period in 2004. Cash and cash equivalents increased to approximately US$89 million at June 30, 2005 compared to US$10 million at June 30, 2004.
     InterOil’s Management Discussion and Analysis and the Consolidated Financial Statements are available on our web site at www.interoil.com. An update of InterOil’s recent business activities by segment follows.
Upstream
     The Upstream business segment recorded a loss of US$9.8 million in the second quarter of 2005. Included in the loss are $6.2 million of expenses on the Black Bass-1 well as well as related administrative, geological and geophysical costs in the amount of US$2.9 million as per our accounting policy. The exploration costs are expected to extend into the remainder of 2005/2006 in keeping with our multi-well drilling program. The Indirect Participation Interest (“IPI”) dated February 28, 2005 is unique in its features and we are working with our accounting advisors in considering which of a number of possible accounting treatments would be the most consistent with the substance of the IPI and with Canadian generally accepted accounting principles. Until a conclusion is reached the additional IPI is shown net of fees as equity. It is possible that on the resolution of this accounting issue, all or a portion of the exploration costs expensed in the six months to June 30, 2005, including the exploration impairment costs, may be netted against the
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account of the IPI investors under this Agreement, which would reduce the net loss by approximately $6.2 million,. Taking the most conservative accounting approach, as at June 30, 2005 all exploration costs, including the impairment costs, have been expensed in the Consolidated Statement of Operations.
Second Quarter 2005 Drilling Activities
•	We spudded the first exploration well, the Black Bass – 1, of our 8-well drilling program on April 26, 2005.

•	As its primary objective, this well was programmed to test a seismic anomaly, the reservoir potential of the Wedge Hill Limestone and the Talama Formation.

•	Drilling the well has confirmed that the anomaly encountered at 3,287 feet is from a sandstone and shale sequence consistent with a fluvial system.

•	Confirmation of reservoir quality sandstones and limestones was achieved, with liquid-rich natural gas in the sandstone sections, which was flared at surface during drilling.

•	The Black Bass – 1 well has been plugged and abandoned. Further seismic and geological work will be necessary to determine a path forward.

•	Subject to seismic and geological work, additional wells will need to be drilled to confirm the structural highs and regional extent of the reservoirs discovered.

•	The results of the Black Bass – 1 have confirmed a regional play and a larger exploration opportunity along the coast for the limestone and sandstone systems, and that the oil system is positively charged with hydrocarbons.
Drilling Activities planned for the third quarter 2005
Triceratops Prospect
     The Triceratops prospect is located within our license area PPL 237 and will be the second of our eight structures to be drilled within our current exploration program, and is based on a successful discovery of gas in 1960.
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•	New seismic data acquired over the Triceratops structure has been processed using three different processing contractors to pre-stack time migration stage to identify a new well location.

•	Geophysical results interpreted, indicate that the Triceratops structure is a dual crested structure and is broader in width than originally mapped. The 1960 Bwata — 1 gas discovery with a Calculated open flow of 42 million SCF per day, tested at a rate of 29 million SCF per day, is associated with only one of these crests. The second crested structure appears larger on seismic and is the crest to be drilled by InterOil.

•	The depth to the top of the primary drilling objective at Triceratops — 1 well is estimated to be 5,100 feet.

•	We have identified the well location and have begun site clearing and rig mobilization in preparation for drilling, which is located 2.3 miles to the north of the Bwata — 1 discovery well.

•	A secondary zone of interest for the Triceratops structure is a sandstone zone as shown in the seismic data that correlates with a sand encountered in the Bwata — 1 well which had gas shows. The Triceratops seismic indicates that this zone is structurally higher in the larger crest.

•	The targeted spud date for the Triceratops — 1 well is expected to be early September 2005, with a pre-drill undiscovered resource estimate that could exceed 1 TCF of gas.
Upstream Exploration Activities
•	We expect delivery of our new rig (InterOil Rig #2) purchased from Loadmaster Rig Systems of Houston, Texas to arrive in Papua New Guinea around September 14, 2005. This rig is capable of drilling to 13,123 feet and has been designed to be heli-portable.

•	Testing and certification of the new rig was completed in early August 2005, and the new rig is currently being mobilized for shipment to Papua New Guinea.

•	The drilling capability of InterOil Rig #2 will enable drilling ‘to depth’ on all of our major structures we have identified to date.
     The new rig is expected to arrive in September 2005, and begin drilling the higher potential structures in our acreage position starting in November 2005.

     The processing of the airborne gravity and magnetic data from our survey flown from March 2005 through June 2005 is complete and interpretation to date has assisted in the location and interpretation of seismic on the Triceratops and the Elk structures. The data has highlighted prospective areas for acquiring additional seismic data to further define additional drilling prospects. The company fully anticipates maintaining an active seismic data acquisition program to continue to high grade its exploration program.
     We have also acquired a second seismic line across the Elk Structure located in PPL 238 and have used this data to locate three additional lines to delineate the optimal location to test the Elk structure when the new rig arrives in PNG. The data acquisition over the Elk strike line is expected to be completed in the third quarter 2005. InterOil Rig #2 is scheduled to drill this structure in November 2005.
Midstream
     During the second quarter 2005 we were presented with several issues that affected the financial performance of our refinery during its progress to full operational status. Our refining and marketing segment losses for the quarter, which include the remainder of start-up activities, totalled US$12 million. Two primary events resulted in the second quarter having a loss: 1) Historic negative crack-spreads on LSWR, and 2) Remaining force majeure costs to the system resulting from the first quarter outage on the crude feed system. Operations were negatively affected by the global increase in the cost of crude feedstock, thereby weakening margins for export cargos of LSWR and Naphtha. The declaration of force majeure at the Kumul loading platform that has negatively impacted refinery profitability by approximately US$8 million in the six months ended June 30, 2005 of which a significant portion impacted the second quarter. We are currently examining the validity of the force majeure declaration and its resultant rights. The above factors are considered to be non-recurring events.
•	The second quarter of 2005 generated revenues of $114.7 million, an increase of 14% when compared with the first quarter 2005. The increase in revenue is primarily driven by a general rising trend in product prices which follow on from crude price increases and evident in the market as a whole. The secondary driver for the increased revenues is an improved proportion of local (higher value) PNG transport fuel sales as opposed to exports of these products or production/export of lower value specialty products.
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•	These higher revenues were achieved while the refinery through-put was lowered in an effort to reduce LWSR and naphtha production for export and the increase of high yield products for domestic consumption.

•	The company has developed and is proceeding with methods of optimising crude selection and refinery production. For the period January 1, 2005 through June 30, 2005 our refinery throughput has been maintained at an average rate of approximately 22,000 bbls per day. Refinery throughput in the second quarter 2005 is approximately 20,500 bbls per day. The refinery throughput rates will increase as export target margins are achieved in conjunction with the over-all refinery optimization schedule.

•	The focus of crude selection has increased high yield product levels from 34% during start-up to over 60% in the second quarter 2005 and above 60% currently in the third quarter 2005.

•	The most significant improvement by the refinery is the lowering of LSWR production from 6,600 bbls per day during start-up to rates to below 1,400 per day at current levels in the 3rd quarter 2005. LSWR has a negative yield as great as -$31.00 to -$21.00 per bbl during the second quarter 2005. The reduction of the LSWR production in the 3rd quarter has eliminated a vast majority of the low yields which reduce profitability of the midstream division and now we see an increase the volume of positive margin refined products.

•	The refinery management team has further optimized its midstream operations by undertaking revamp modifications to the operation of the refinery from burning diesel and LPG to using LSWR as the base refinery fuel. This event has been the key inflection point in the midstream shifting to a positive net income division. The modification over the next three quarters will shift 1,200 bbls of LSWR for refinery usage and resulting in 1,200 bbls of diesel and LPG for revenue sales for an additional quarterly benefit of up to US$5.0 million once the modifications are in place.
Downstream
     The downstream business segment performance in the quarter ended June 30, 2005 was robust, with volume sales and net profits exceeding those from the previous quarter and the same quarter 2004. Net income from our product distribution business in Papua New Guinea was US$1.9 million for the second quarter in 2005 compared to US$0.2 in the first quarter of 2005. The increase
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in net income is a result of higher product prices and the growth of the business in terms of sales volume.
     The focus for the downstream business during the quarter has been to continue to manage the transition from BP PNG to InterOil. The fundamentals are sound which enable the business to pursue the required activity to successfully integrate the operations under the InterOil umbrella. Certain key milestones were achieved by the downstream segment during the quarter which includes:
•	Completion and commission of a one million liter storage tank as a result of which a major client has renewed their contract with IPL for another five years.

•	Completion of the re-branding of all retail outlets to InterOil Product Limited.

•	137% increase in net income for the second quarter 2005 compared to the same period in 2004.
     We have retained the management, staff and employees of BP PNG after its transition to an InterOil subsidiary, and we look forward to working with this experienced team to grow this portion of our business. The downstream operations continued to work to buy the Shell retail operations in PNG subject to government approvals.
     Mr Phil Mulacek, CEO of InterOil commented, “The financial results for the second quarter reflect the difficult conditions unexpectedly encountered during the critical start-up phase of the first green-field refinery built by US independents in several decades. The Force Majeure and the resultant financial disruption brought to bear on our operations were unforeseen and unavoidable. However, as a start-up company, I am very proud of our management’s execution and resolve in improving new refinery operations and new downstream activities. We are embarking on the largest exploration program by a company in Papua New Guinea that will extend from this quarter 2005 to beyond 2006, with exploration targets that can vastly change the value of our company. I thank our shareholders and financial backers for their perseverance. We have past the inflection point for the refinery this past month and anticipate a stellar improvement going forward as we drive to our targets in the refinery, downstream and success with our drilling program in the third and fourth quarter 2005.”
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     InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil’s refinery are secured by off-take contracts with Shell and InterOil’s wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil’s agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.
For more information please see the InterOil website at: www.interoil.com.
FOR FURTHER INFORMATION:

Gary M Duvall	Anesti Dermedgoglou
V.P., Corporate Development	V.P., Investor Relations
InterOil Corporation	InterOil Corporation
gary.duvall@interoil.com	anesti@interoil.com
Houston, TX USA	Cairns, Qld Australia
Phone: +1 281 292 1800	Phone: +617 4046 4600
Cautionary Statements
This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.
The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company’s filings with the Canadian securities regulators for additional risks and information about the Company’s business.
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